UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Zymeworks Inc.

File No. 333-217100 - CF#34661

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Zymeworks Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 3, 2017.

Based on representations by Zymeworks Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through February 3, 2020
Exhibit 10.17	through February 3, 2020
Exhibit 10.18	through February 3, 2020
Exhibit 10.19	through February 3, 2020
Exhibit 10.20	through February 3, 2020
Exhibit 10.21	through February 3, 2020
Exhibit 10.22	through February 3, 2020
Exhibit 10.23	through February 3, 2020
Exhibit 10.24	through February 3, 2020
Exhibit 10.25	through February 3, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary